First Brands Corporation and Subsidiaries

Consolidated Statements of Income

                                                                                                      Years Ended
                                                                                  --------------------------------------------------
                                                                                     June 30,           June 30,           June 30,
(Dollars in thousands, except per share data)                                           1998               1997               1996
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                         $1,203,670         $1,119,898         $1,073,022
Cost of goods sold                                                                   775,870            713,203            687,103
Selling, general and administrative expenses                                         291,156            268,086            241,711
Amortization and other depreciation                                                   14,585             13,411             15,607
Restructuring expense (Note 3)                                                         2,700             19,000                 --
Interest expense and amortization of debt discount and expenses                       29,604             20,383             17,546
Discount on sale of receivables (Note 5)                                               4,561              3,992              3,963
Other income (expense), net                                                             (500)             1,575              1,827
------------------------------------------------------------------------------------------------------------------------------------
Income before provision for income taxes, extraordinary loss and
    cumulative effect of change in accounting principle                               84,694             83,398            108,919
Provision for income taxes (Note 14)                                                  32,364             32,533             43,819
------------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss and cumulative effect of change in
    accounting principle                                                              52,330             50,865             65,100
Extraordinary loss relating to the repurchase of subordinated
    debt, net of taxes (Note 11)                                                          --               (633)                --
Cumulative effect of change in accounting principle, net of taxes (Note 2)            (6,922)                --                 --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                        $   45,408         $   50,232         $   65,100
====================================================================================================================================
Per common share (Note 1):
    Basic:
        Income before extraordinary loss and cumulative effect of change
            in accounting principle                                               $     1.32         $     1.25         $     1.56
        Extraordinary loss                                                                --              (0.02)                --
        Cumulative effect of change in accounting principle                            (0.17)                --                 --
------------------------------------------------------------------------------------------------------------------------------------
        Net Income                                                                $     1.15         $     1.23         $     1.56
====================================================================================================================================
    Diluted:
        Income before extraordinary loss and cumulative effect of change
            in accounting principle                                               $     1.29         $     1.22         $     1.53
        Extraordinary loss                                                                --              (0.02)                --
        Cumulative effect of change in accounting principle                            (0.17)                --                 --
------------------------------------------------------------------------------------------------------------------------------------
        Net Income                                                                $     1.12         $     1.20         $     1.53
====================================================================================================================================
Weighted average outstanding common shares  (Note 1):
        Basic                                                                     39,615,855         40,771,610         41,661,624
        Diluted                                                                   40,501,876         41,756,802         42,600,021
====================================================================================================================================

        See accompanying notes to the consolidated financial statements

First Brands Corporation and Subsidiaries

Consolidated Balance Sheets

                                                                      Years Ended
                                                              ---------------------------
                                                                June 30,        June 30,
(Dollars in thousands, except per share data)                      1998            1997
-----------------------------------------------------------------------------------------
ASSETS

Current assets:

   Cash and cash equivalents                                 $   12,029      $    7,465

   Accounts and notes receivable
      (net of allowances for doubtful accounts and
      discounts of $8,297 and $6,842) (Note 5)                  118,326         134,554

   Inventories (Note 1)                                         155,480         151,976

   Deferred tax assets (Note 14)                                 11,827          15,992

   Prepaid expenses                                              10,170           9,434
----------------------------------------------------------------------------------------
           Total current assets                                 307,832         319,421

   Property, plant and equipment
      (net of accumulated depreciation of $160,529 and
      $141,691) (Notes 1 and 6)                                 419,755         377,128

   Patents, trademarks, proprietary technology and
      other intangibles (net of accumulated amortization
      of $204,916 and $192,631) (Notes 1 and 7)                 284,849         310,095

   Deferred charges and other assets
      (net of accumulated amortization of $52,687 and $52,029)   47,765          40,137
----------------------------------------------------------------------------------------
           Total assets                                      $1,060,201      $1,046,781
========================================================================================

        See accompanying notes to the consolidated financial statements.

First Brands Corporation and Subsidiaries

Consolidated Balance Sheets (continued)

                                                                           Years Ended
                                                                ---------------------------------
                                                                    June 30,          June 30,
(Dollars in thousands, except per share data)                          1998              1997
-------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

    Notes Payable                                                $    4,562        $    8,432

    Current maturities of long-term debt (Note 11)                    3,384             2,811

    Accrued income and other taxes (Note 14)                          8,253             7,373

    Accounts payable                                                 71,692            61,877

    Accrued liabilities (Note 9)                                     92,919           106,084
-------------------------------------------------------------------------------------------------
        Total current liabilities                                   180,810           186,577

    Long-term debt (Note 11)                                        388,054           380,467

    Deferred tax liability (Note 14)                                 78,788            65,348

    Other long-term obligations (Note 15)                            26,401            20,473

       Preferred stock, $1 par value, 10,000,000
          shares authorized; none issued                                 --                --

       Common stock, $0.01 par value, 120,000,000 shares
          authorized; 43,553,846 shares issued at June 30, 1998
          and 43,394,044 shares issued at June 30, 1997                 435               434

       Capital in excess of par value                               134,166           130,994

       Cumulative foreign currency translation adjustment           (27,556)          (12,455)

       Common stock in treasury, at cost; 4,407,000 shares at
          June 30, 1998 and 3,355,000 shares at June 30, 1997      (123,039)          (96,837)

       Retained earnings                                            402,142           371,780
-------------------------------------------------------------------------------------------------
          Total stockholders' equity                                386,148           393,916
-------------------------------------------------------------------------------------------------
          Total liabilities and stockholders' equity             $1,060,201        $1,046,781
=================================================================================================

        See accompanying notes to the consolidated financial statements.

First Brands Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity

                                                          Years Ended June 30, 1998, 1997 and 1996
                                    --------------------------------------------------------------------------------------
                                                                         Cumulative
                                         Common Stock          Capital      Foreign
                                    ----------------------   In Excess     Currency
                                         Shares        Par      of Par  Translation     Retained     Treasury
(Dollars in thousands)              Outstanding      Value       Value   Adjustment     Earnings        Stock        Total
-----------------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1995          20,935,314       $221    $120,914      $(7,173)    $278,649     $(40,433)    $352,178
Cash dividends (Note 1)                      --         --          --           --       (9,903)          --       (9,903)
Exercise of stock options               199,196          2       4,470           --           --           --        4,472
Tax benefit related to the exercise
   of employee stock options                 --         --       1,256           --           --           --        1,256
Net income                                   --         --          --           --       65,100           --       65,100
Purchase of treasury stock             (279,300)        --          --           --           --      (12,130)     (12,130)
Foreign currency translation
   adjustment                                --         --          --       (2,148)          --           --       (2,148)
Two-for-one stock split              20,795,376        208        (208)          --           --           --           --
-----------------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1996          41,650,586       $431    $126,432      $(9,321)    $333,846     $(52,563)    $398,825
Cash dividends (Note 1)                      --         --          --           --      (12,298)          --      (12,298)
Exercise of stock options               253,458          3       3,350           --           --           --        3,353
Tax benefit related to the exercise
   of employee stock options                 --         --       1,212           --           --           --        1,212
Net income                                   --         --          --           --       50,232           --       50,232
Purchase of treasury stock           (1,865,000)        --          --           --           --      (44,274)     (44,274)
Foreign currency translation
   adjustment                                --                     --       (3,134)          --           --       (3,134)
-----------------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1997          40,039,044       $434    $130,994     $(12,455)    $371,780     $(96,837)    $393,916
Cash dividends (Note 1)                      --         --          --           --      (15,046)          --      (15,046)
Exercise of stock options               159,802          1       2,101           --           --           --        2,102
Tax benefit related to the exercise
   of employee stock options                --          --       1,071           --           --           --        1,071
Net income                                  --          --          --           --       45,408           --       45,408
Purchase of treasury stock          (1,052,000)         --          --           --           --      (26,202)     (26,202)
Foreign currency translation
   adjustment                               --          --          --      (15,101)          --           --      (15,101)
-----------------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 1998         39,146,846        $435    $134,166     $(27,556)    $402,142    $(123,039)    $386,148
====================================================================================================================================

        See accompanying notes to the consolidated financial statements.

First Brands Corporation and Subsidiaries

Consolidated Statements of Cash Flows

                                                                                                       Years Ended
                                                                                         -----------------------------------------
                                                                                         June 30,        June 30,        June 30,
(in thousands)                                                                              1998            1997            1996
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                            $45,408         $50,232         $65,100
   Adjustments to reconcile net income to net cash provided by operating  activities:
      Depreciation and amortization                                                       44,427          41,448          38,282
      Restructuring expense                                                                2,700          19,000              --
      Deferred income taxes                                                               19,722           5,808          25,808
      Amortization of gain on sale/leaseback                                                  --            (909)         (1,580)
      Cumulative effect of change in accounting principle                                  6,922              --              --
      Loss on repurchase of subordinated notes                                                --             633              --
   Change in non-cash current assets and liabilities, net of effect of businesses acquired:
      (Increase) in accounts receivable                                                   (5,712)        (25,674)        (12,052)
      (Increase) decrease in inventories                                                  (8,239)          4,405          11,836
      (Increase) in prepaid expenses                                                      (1,072)         (3,942)         (1,048)
      Increase (decrease) in accrued income and other taxes                                5,712           4,306          (7,263)
      Increase (decrease) in accounts payable                                             12,207          (9,808)        (10,937)
      (Decrease) in accrued liabilities                                                  (14,184)        (14,700)        (36,171)
      Other changes                                                                       (4,053)         (1,440)         (3,687)
----------------------------------------------------------------------------------------------------------------------------------
   Total adjustments                                                                      58,430          19,127           3,188
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                103,838          69,359          68,288
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                                                                  (44,480)        (41,960)        (42,293)
   Acquisition of leased assets                                                          (44,208)        (22,320)         (9,797)
   Acquisition of businesses, net of cash acquired                                            --        (160,210)        (32,255)
   Retirements of plant and equipment                                                      8,218           1,109           1,072
   Purchase and installation of software                                                 (13,514)        (10,564)         (5,518)
----------------------------------------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                                                  (93,984)       (233,945)        (88,791)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Increase in revolving credit facilities, net                                           18,899         135,143          35,000
   (Decrease) increase in other borrowings, net                                             (728)          4,149          (3,835)
   Increase in securitization of accounts receivable, net                                 15,000          15,000          10,000
   Issuance of 7 1/4% senior subordinated notes, net of underwriting discount                 --         149,025              --
   Repurchase of 9 1/8% senior subordinated notes                                             --        (100,000)             --
   Proceeds from settlement of Prestone note receivable                                       --          13,000              --
   Proceeds from exercise of stock options                                                 2,102           3,353           4,472
   Purchase of common stock for treasury                                                 (26,202)        (44,274)        (12,130)
   Dividends paid                                                                        (14,361)        (11,671)         (9,903)
----------------------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by financing activities                                          (5,290)        163,725          23,604
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                       4,564            (861)          3,101
Cash and cash equivalents at beginning of year                                             7,465           8,326           5,225
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                $ 12,029        $  7,465         $ 8,326
==================================================================================================================================

        See accompanying notes to the consolidated financial statements.

First Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements

1.  Summary of Significant
    Accounting Policies

First Brands Corporation and subsidiaries ("First Brands" or the "Company") engages in the development, manufacture, marketing and sale of consumer products sold under branded and private labels. Principal branded products include: GLAD and GLAD-LOCK (plastic wrap and bags); GLADWARE (plastic containers); STP (oil and fuel additives and other specialty automotive appearance products); SCOOP AWAY, EVER CLEAN, EVERFRESH and JOHNNY CAT (cat litters); and STARTERLOGG and HEARTHLOGG (wood fire starters and fire logs).

Basis of Presentation

The accompanying financial statements reflect the consolidated accounts of the Company for all periods presented. All material intercompany transactions and balances have been eliminated. To prepare financial statements in conformity with generally accepted accounting principles, management must make a number of assumptions and estimates which affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All information presented is for a fiscal year, unless otherwise noted.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for substantially all inventories in the United States. In general, the average cost or FIFO method is used by the international operations.

Inventories were composed of the following as of June 30, 1998 and 1997:

(In thousands)               1998           1997
-------------------------------------------------
Raw materials            $ 34,160       $ 34,518
Work in process             5,485          5,795
Finished goods            115,835        111,663
-------------------------------------------------
                         $155,480       $151,976
=================================================

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Expenditures for replacements are capitalized and the replaced assets are retired. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets for accounting purposes. The Company capitalizes interest on major fixed asset additions during construction. Interest capitalized totaled $2,297,000, $1,864,000 and $2,017,000 in 1998, 1997 and 1996, respectively.

Patents, Trademarks, Proprietary Technology and Other Intangibles

Patents, trademarks, proprietary technology and other intangibles are carried at cost less accumulated amortization which is calculated on a straight-line basis over the estimated useful lives of the assets, not to exceed 40 years.

Deferred Charges and Other Assets

Deferred charges and other assets include financing costs that are amortized over the terms of the respective financing agreements, as well as long-term notes receivable, purchased software, investments and assets relating to the securitization of accounts receivable.

Research and Development

Research and development expenditures are charged to expense as incurred. Expenditures were $4,778,000, $5,043,000 and $4,789,000 in 1998, 1997 and 1996,
respectively.

Income and Dividends per Share

During fiscal 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 replaces primary and fully diluted earnings per share ("EPS") with basic and diluted EPS, and requires dual presentation of basic and diluted EPS on the face of the income statement for all companies with complex capital structures. Basic EPS represents the earnings available for each common share outstanding during the period. Diluted EPS reflects earnings available for each common share after the affect of all potentially dilutive common shares, such as options, warrants and convertible securities. The number of weighted average shares used to calculate diluted EPS differs slightly from those shares used to calculate basic EPS due to the effect of employee stock options.

Cash dividends declared for fiscal 1998, 1997 and 1996 were $0.38, $0.30 and $0.24 per share, respectively.

Statement of Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

First Brands Corporation and Subsidiaries

Supplemental disclosure of cash flow information:

(In thousands)                         1998        1997        1996
--------------------------------------------------------------------
Cash paid during the  year for:
   Interest                         $32,705     $18,821     $23,674
   Income Taxes                     $16,378     $27,385     $34,380
====================================================================

   Interest payments during fiscal 1996 include $6,325,000 paid in settlement of an IRS audit.

Revenue Recognition

The Company recognizes revenue from product sales upon shipment to the customer.

Risk Management

The Company periodically enters into various hedging transactions to minimize the effect of fluctuations in currency exchange rates, raw material pricing and interest rates. The foreign currency forward contracts limit the Company's exposure to currency fluctuations associated with certain transactions, while raw material contracts stabilize a portion of the costs associated with the Company's resin purchases. Interest rate swaps allow the Company to better balance its interest rate exposure between fixed and floating interest rates. The Company does not hold or issue these financial instruments for trading purposes.

Foreign Currency Translation

The assets and liabilities of the international subsidiaries are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated at the average monthly exchange rate. Resulting adjustments are recorded in a separate component of stockholders' equity as "Cumulative foreign currency translation adjustment."

Reclassification

Certain amounts for fiscal 1997 and 1996 have been reclassified to conform to the fiscal year 1998 classifications.

2.  Accounting Change

During the second quarter of fiscal 1998, the Company changed its accounting policy for costs associated with the business process re-engineering activities which relate to the Company's information system upgrade. In accordance with the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force Issue No. 97-13, the Company is now expensing these process re-engineering costs. Prior to fiscal 1998, the Company capitalized these costs, intending to amortize them over a five to seven year period commencing with the implementation of the new information system. The cumulative effect of the accounting change principle resulted in a charge to earnings of $11,434,000 ($6,922,000 after taxes or $0.17 per diluted share). On a pro forma basis, the Company's reported net income for fiscal 1997 and 1996 would have been reduced by $5,069,000 ($0.12 per diluted share) and $1,022,000 ($0.02 per diluted share), respectively.

3. Restructuring

In fiscal 1997, the Company recorded a $19,000,000 restructuring charge ($11,590,000 after taxes or $0.28 per diluted share), for initiatives aimed at streamlining certain operating and administrative functions, reducing costs and improving operating efficiencies. During fiscal 1998, an additional charge of $2,700,000 ($1,668,000 after taxes or $0.04 per diluted share), was recorded to reflect greater than anticipated participation in the early retirement program along with revisions to earlier estimates, principally costs associated with employees. The total charge of $21,700,000 was composed of a $10,000,000 charge for employee related costs, primarily an early retirement window package and related costs to obtain personnel reductions and $11,700,000 related to asset write-downs and disposals, mainly of a distribution facility and adjacent office center in East Hartford, Connecticut. Substantially all restructuring liabilities have been paid or settled during fiscal 1998.

4. Acquisitions and Divestitures

Acquisitions

During fiscal 1998, the Company's New Zealand subsidiary acquired, for approximately $750,000, the XLO sponge brand in the New Zealand market. In fiscal 1997, the Company's South African subsidiary acquired 76% of the outstanding stock of Sealapac (PVT) LTD., a Zimbabwe manufacturer and marketer for the consumer products and commercial markets.

     On March 14, 1997, the Company purchased, for approximately $160,000,000, the NationalPak business in Australia and New Zealand from National Foods Limited. NationalPak manufacturers and markets consumer products such as plastic wrap and bags, aluminum foil and wiping cloths under the GLAD, CHUX, OSO, MONO and ROTA brand names. The acquisition was funded by long-term borrowings in the United States, Canada, Australia and New Zealand (see Note 11). During fiscal 1998, the Company sold to local management a 4.4% interest in the Australian subsidiary.

     On March 19, 1996, the Company purchased, for approximately $32,000,000, the net assets of Forest Technology Incorporated, the manufacturer and marketer of the STARTERLOGG and HEARTHLOGG brand of wood fire starters and fire logs.

     All of the above business and brand acquisitions have been accounted for by the purchase method, and accord-

First Brands Corporation and Subsidiaries ingly, the results of operations of NationalPak, Forest Technology, Sealapac and XLO are included in the Company's Consolidated Statements of Income from the respective dates of acquisition. The excess of costs over net assets acquired for the NationalPak and Forest Technology acquisitions were $63,100,000 and $30,100,000, respectively, and are being amortized over a forty year period on a straight line basis.

Divestitures

During fiscal 1997, the Company sold its SIMONIZ wax and polish business. The gain associated with the sale of the SIMONIZ business is reflected in Other income (expense), net in the fiscal 1997 Consolidated Statement of Income.

     Early in fiscal 1995, First Brands sold the Prestone antifreeze/coolant and car care business to Prestone Products Corporation ("Prestone"). During fiscal 1997, Prestone repaid a $13,000,000 loan (which for financial reporting purposes was valued at $9,000,000 at the time of the divestiture), resulting in a gain of approximately $2,700,000 that is reflected in Other income (expense), net, in the Consolidated Statement of Income.

5. Accounts Receivable

During fiscal 1998, the Company exercised its option to terminate a previous agreement to sell up to $100,000,000 in eligible trade accounts receivable. After terminating its previous agreement, the Company entered into a new three year agreement, with an automatic yearly renewal provision thereafter, for the sale of $100,000,000 in fractional ownership interest in a defined pool of eligible receivables. The new program increases the receivable pool which may be considered eligible, reduces the yearly service fees and provides for a lower discount rate. As of June 30, 1998 the entire $100,000,000 had been sold, reflecting a $15,000,000 increase over the prior year-end balance. The amounts sold are presented as reductions in accounts receivable on the accompanying Consolidated Balance Sheets. The costs associated with this program are reported as "Discount on sale of receivables."

6. Property, Plant and Equipment

Property, plant and equipment as of June 30, 1998 and 1997 consisted of:

                                                                Useful
(In thousands)                    1998           1997            Lives
-------------------------------------------------------------------------
Land and
   Improvements              $  14,052      $  18,713               --
Buildings                       70,552         77,847      30-40 years
Machinery and
   Equipment                   479,060        404,019      13-15 years
Other                           16,620         18,240        3-5 years
-------------------------------------------------------------------------
                               580,284        518,819
Less:  Accumulated
   depreciation               (160,529)      (141,691)
-------------------------------------------------------------------------
                             $ 419,755      $ 377,128
=========================================================================

     Depreciation expense was $31,009,000, $29,042,000 and $25,149,000 in fiscal
1998, 1997 and 1996, respectively.

7.  Patents, Trademarks, Proprietary Technology and Other Intangibles

The Company periodically reviews the carrying value of intangible assets to determine whether the carrying amount of an asset is recoverable. The primary indicators of recoverability are current or forecasted profitability of the related acquired business, measured as profit before interest and amortization of the related intangible assets compared to their carrying values. For the three-year periods ended June 30, 1998, 1997 and 1996 there were no material adjustments to the carrying values of intangible assets resulting from these evaluations.

Patents, trademarks, proprietary technology and other intangibles as of June 30, 1998 and 1997 consisted of:

                                                                Useful
(In thousands)                    1998           1997            Lives
-------------------------------------------------------------------------
Trademarks                   $ 117,201      $ 116,866         40 years
Patents, proprietary
   technology and
   other intangibles           163,371        162,658         10-17 years
Excess of cost over
   net assets
   acquired                    209,193        223,202            40 years
-------------------------------------------------------------------------
                               489,765        502,726

Less: Accumulated
   amortization               (204,916)      (192,631)
-------------------------------------------------------------------------
                             $ 284,849      $ 310,095
=========================================================================

First Brands Corporation and Subsidiaries

8. Notes Payable

The Notes payable consisted of international subsidiaries' working capital borrowings with local banks totaling $4,562,000 and $8,432,000 at June 30, 1998 and 1997, respectively. The international credit facilities, which aggregate $17,456,000, are generally secured by the assets of the respective international subsidiary, with approximately $2,024,000 at one international subsidiary guaranteed by First Brands Corporation (U.S.). The Company also borrows against an unsecured domestic line of credit and at June 30, 1998 and 1997, the entire $15,000,000 available under this facility was unused. The average borrowings outstanding and average interest rates charged during fiscal 1998 and 1997 were $14,600,000 at 11.3% and $10,750,000 at 10.2%, respectively.

9. Accrued Liabilities

Accrued liabilities as of June 30, 1998 and 1997 consisted of the following:

(In thousands)                                               1998           1997
--------------------------------------------------------------------------------
Interest                                                  $ 5,764        $ 6,494
Employee benefits and wages                                 9,410          9,295
Marketing and sales programs                               44,997         54,384
Raw material purchases                                     16,220         14,314
Other                                                      16,528         21,597
--------------------------------------------------------------------------------
                                                          $92,919       $106,084
================================================================================

10. Financial Instruments

The Company has entered into various interest rate swap agreements to transform a portion of its variable rate debt into fixed rate obligations. According to the provisions of these agreements, the Company will pay between 5.45% and 7.07% fixed interest for up to five years and will receive floating rate counter payments (5.64% at June 30, 1998). A majority of the swap agreements provide for a five year renewal at the counterparties discretion. The difference between interest paid and received is included as an adjustment to interest expense. The notional amount of the contracts is approximately $127,000,000. The fair value of each swap agreement may generate a gain or loss depending on the estimated amounts that the Company would pay to terminate the agreement based on the prevailing and anticipated interest rates at the reporting dates.

     To limit the impact of exchange rate fluctuations resulting from anticipated inventory purchases and intercompany transactions, the Company periodically enters into foreign currency contracts. Outstanding contracts totaled approximately $24,775,000 and $40,875,000 as of June 30, 1998 and 1997, respectively. Contracts outstanding as of June 30, 1998 will mature over the next ten years.

     The Company has entered into various contracts to partially stabilize the cost, at or below the market average over the last four years, of its polyethylene resin requirements. Fixed price contracts cover about 37% of the Company's domestic resin requirements and have various maturities through 2006. There is also a "collar" contract protecting a range of prices covering an additional 20% of the Company's domestic resin requirements.

     The Company considers the risks associated with its interest, currency and resin contracts to be relatively low because of the Company's policy to only enter into agreements with strong credit worthy counterparties. Gains and losses on the currency impact of cross border transactions and the effect of foreign currency contracts are recorded in Other income (expense), net in the Consolidated Statement of Income. During fiscal 1998 a net credit of $1,900,000 was recorded from these transactions and during fiscal 1997 the net loss was immaterial. Gains and losses on resin and interest contracts are recognized into earnings when the related transactions being hedged are completed. There were no significant gains or losses associated with these contracts in fiscal 1998 and 1997.

     Other financial instruments include cash and cash equivalents, accounts and notes receivable, notes payable, accounts payable and long-term debt. Because of the short-term nature of cash and cash equivalents, accounts and notes receivable, notes payable and accounts payable, their carrying value approximates fair value. A portion of the Company's long-term debt consists of variable rate instruments, therefore the carrying value approximates fair value. The fair value of the Company's long-term fixed rate debt approximates the carrying value as of June 30, 1998 and 1997.

First Brands Corporation and Subsidiaries

11. Long-term Debt

First Brands had the following long-term debt as of June 30, 1998 and 1997:

(In thousands)                                                 1998         1997
--------------------------------------------------------------------------------
Senior Debt(a):
   $300,000,000 Revolving Credit
      Facility, 5 year term expiring
      February 2002, interest at prime
      rate, LIBOR plus .275% or CD rate
      plus .4%; facility fee of .15%                       $190,000     $162,000
   $59,354,000 Australian and New Zealand
      Credit Facility, 7 year term
      expiring March 2004, interest at
      local Bill Rate plus .7%                               42,745       58,727
   $9,575,000 Canadian Credit Facility,
      5 year term expiring March 2002,
      interest at Canadian prime rate,
      LIBOR plus .425% or Canadian
      Bankers Acceptance plus .425%                           3,424        8,619
Other                                                         5,269        3,932
--------------------------------------------------------------------------------
                                                            241,438      233,278
Less current maturities                                      (3,384)      (2,811)
--------------------------------------------------------------------------------
   Senior Debt                                              238,054      230,467
Subordinated Debt(b):
   7 1/4% Senior Notes Due 2007                             150,000      150,000
--------------------------------------------------------------------------------
                                                           $388,054     $380,467
================================================================================

(a) The Company's revolving credit facility is unsecured and requires no compensating balance, however it does have certain restrictive covenants, the most significant of which relates to the ratio of debt to equity, dividend payments and stock repurchases.

    The seven-year $59,354,000 Australian and New Zealand credit facility is composed of two parts; one of which was used to acquire the NationalPak business (see Note 4) and a second part that can be used for working capital needs. There are fixed periodic payments associated with the acquisition borrowing and the working capital borrowing can be drawn on and repaid at NationalPak's discretion. The facility is secured by the accounts receivable, inventory and fixed assets of NationalPak.

    The five-year $9,575,000 Canadian credit facility requires fixed periodic payments. The facility is secured by the accounts receivable, inventory and fixed assets of the Canadian business.

(b) The $150,000,000, 7 1/4% Senior Notes (the "7 1/4% Notes") which were issued during fiscal 1997 will become due on March 1, 2007. Proceeds from the sale of the 7 1/4% Notes were used to redeem all of the Company's previously issued 9 1/8% Senior Subordinated Notes (the "9 1/8% Notes") and to reduce bank debt. The write-off of unamortized issuance costs and other expenses associated with the repurchase of the 9 1/8% Notes was recorded as an extraordinary charge on the Company's Consolidated Statement of Income.

    The 7 1/4% Note Indenture contains certain restrictive covenants and limitations the most significant of which relates to the Company's right to incur debt and to engage in certain sale and leaseback transactions.

     First Brands was in compliance with all the covenants of the senior and subordinated debt agreements at June 30, 1998.

     Principal payments due on long-term debt (including current maturities) will require the following future payments: $3,384,000 in fiscal 1999, $4,223,000 in fiscal 2000, $4,834,000 in fiscal 2001, $199,002,000 in fiscal
2002, $6,309,000 in fiscal 2003 and $173,686,000 thereafter.



12. Leases

During fiscal 1998, the Company acquired all remaining domestic production equipment which had been previously leased. These assets were associated with sale and leaseback agreements and were classified as operating leases in accordance with SFAS No. 13 "Accounting for Leases."

     The Company leases various warehousing, production and office facilities under operating lease agreements. Lease terms generally range from one to fifteen years with options to renew.

     Lease commitments under non-cancelable operating leases extending for one year or more require the following future payments: $5,955,000 in 1999, $5,200,000 in 2000, $4,680,000 in 2001, $4,185,000 in 2002, $3,950,000 in 2003
and $13,785,000 thereafter. The total rental expense under operating leases was $10,338,000, $16,035,000 and $20,856,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

13. Capital Stock

First Brands has four stock option plans ("the plans") three of which are for certain key employees and one for non-employee directors. The plans' objectives are to establish a direct link between the financial interest of eligible employees and the performance of the Company and to attract and retain the most qualified personnel. Stock options are primarily performance-based and have terms that are not more than ten years from the date of grant. The exercise price for

First Brands Corporation and Subsidiaries stock options may not be less than the fair market value of the Common Stock on the date of grant and such options will vest over a period determined by the Compensation Committee of the Board of Directors. As of June 30, 1998, the total number of options available for grant are 2,017,652.

     Options granted to certain personnel contain restricted and limited stock appreciation rights ("LSAR's"). LSAR's may be granted in tandem with a stock option grant or at any time following the stock option grant and are only exercisable upon a change of control of the Company. LSAR's will exercise automatically following certain changes in control of the Company, and upon such exercise the grantee, in cancellation of the underlying stock options, will receive cash equal to the excess of the fair market value of each share of Common Stock subject to the limited stock appreciation right over the exercise price of the underlying stock option. LSAR's have been granted with respect to 1,288,000 shares.

     A summary of the options transactions for the years ended June 30, 1998, 1997 and 1996 follows:

                                         1998             1997              1996
--------------------------------------------------------------------------------
Options outstanding,
   beginning of fiscal
   year                             3,257,472        2,943,822        2,613,380
Options granted--
   per share
   $22.53-$28.25                       20,000          573,000          669,000
Options exercised--
   per share
   $9.50-$22.52                      (159,802)        (253,350)        (328,558)
Options canceled--
   per share
   $16.38-$28.25                      (26,500)          (6,000)         (10,000)
--------------------------------------------------------------------------------
Options outstanding,
   end  of fiscal year              3,091,170        3,257,472        2,943,822
--------------------------------------------------------------------------------
Exercisable at June 30              1,934,670        2,028,472        2,287,822
================================================================================

     The following tables set forth information regarding stock options outstanding and those options which are exercisable as of June 30, 1998:

        OPTIONS                                         Weighted     Weighted
      OUTSTANDING                      Stock             Average      Average
Range of                             Options            Exercise    Remaining
Exercise Prices                  Outstanding               Price         Life
-----------------------------------------------------------------------------
$9.50-$12.66                         699,170              $11.81          2.7
$14.66-$22.60                      1,786,000              $18.03          6.2
$26.00-$28.25                        606,000              $25.87          8.8
-----------------------------------------------------------------------------
                                   3,091,170              $18.16          5.9
=============================================================================

         OPTIONS                                                       Weighted
       EXERCISABLE                                 Stock                Average
Range of                                         Options               Exercise
Exercise Prices                              Exercisable                  Price
-------------------------------------------------------------------------------
$9.50-$12.66                                     699,170                 $11.81
$14.66-$22.60                                  1,192,500                 $15.79
$26.00-$28.25                                     43,000                 $23.84
-------------------------------------------------------------------------------
                                               1,934,670                 $14.53
===============================================================================

     The Company adopted the disclosure-only provision of SFAS No. 123 "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for its time vested option plans. If the Company had elected to adopt the recognition provision of SFAS No. 123, income and per share amounts would be the following:

                                            1998            1997            1996
--------------------------------------------------------------------------------
Income before
   extraordinary loss and
   accounting change:
      As reported                        $52,330         $50,865         $65,100
      Pro forma                           51,744          50,265          64,461
Basic earnings per share:
      As reported                        $  1.32         $  1.25         $  1.56
      Pro forma                             1.31            1.23            1.55
Diluted earnings per share:
      As reported                        $  1.29         $  1.22         $  1.53
      Pro forma                             1.28            1.20            1.51
================================================================================

     The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                             1998           1997           1996
-------------------------------------------------------------------------------
Dividend yield                               1.5%           1.3%           1.3%
Risk free interest rate                      5.5%           5.3%           5.3%
Expected volatility rate                    42.6%          25.8%          21.9%
Expected life                           7.7 years      7.6 years      7.3 years
===============================================================================

14.  Income Taxes

The geographic components of earnings before income taxes, extraordinary loss and cumulative change in accounting principle are as follows:

(In thousands)                            1998             1997             1996
--------------------------------------------------------------------------------
United States                          $74,951          $75,790         $100,236
International                            9,743            7,608            8,683
--------------------------------------------------------------------------------
                                       $84,694          $83,398         $108,919
================================================================================

First Brands Corporation and Subsidiaries

     Total income taxes for the years ended June 30, 1998, 1997 and 1996 were allocated as follows:

(In thousands)                               1998           1997           1996
-------------------------------------------------------------------------------
Income before
   extraordinary loss and
   cumulative change in
   accounting principle                   $32,364        $32,533        $43,819
Extraordinary loss                           --             (415)          --
Cumulative change in
   accounting principle                    (4,512)          --             --
Stockholders' equity, for
   compensation expense
   for tax purposes in
   excess of amounts
   recognized for financial
   reporting purposes                      (1,071)        (1,212)        (1,256)
--------------------------------------------------------------------------------
                                          $26,781        $30,906        $42,563
================================================================================

     Income tax expense attributable to income before extraordinary loss and cumulative change in accounting principle for the years ended June 30, 1998, 1997 and 1996 consists of the following:

(In thousands)                            1998             1997            1996
-------------------------------------------------------------------------------
Current:
   Federal                             $ 6,765          $20,418         $11,640
   State                                 1,071            3,539           2,566
   Foreign                               4,806            2,768           3,805
-------------------------------------------------------------------------------
      Total current                     12,642           26,725          18,011
-------------------------------------------------------------------------------
Deferred:
   Federal                              17,037            4,638          20,916
   State                                 3,355            1,028           5,275
   Foreign                                (670)             142            (383)
-------------------------------------------------------------------------------
      Total deferred                    19,722            5,808          25,808
-------------------------------------------------------------------------------
                                       $32,364          $32,533         $43,819
===============================================================================

     The fiscal 1998 increase in deferred income tax expense and decrease in current income tax expense relate primarily to information system expenditures, restructuring charges and changes in various accruals.

     Income tax expense attributable to income before extraordinary loss differs from the amounts computed by applying the U.S. federal tax rate of 35 percent to pre-tax income before extraordinary loss as a result of the following:

(In thousands)                                1998           1997           1996
--------------------------------------------------------------------------------
Computed "expected"
   tax expense                             $29,643        $29,189        $38,122
Adjustments resulting
   from:
      Amortization of
         goodwill                              788            703            440
      State income taxes,
         net of federal
         income tax benefit                  2,877          2,919          4,713
      Foreign income tax in
         excess of statutory
         rate                                  726            238            478
      Other, net                            (1,670)          (516)            66
--------------------------------------------------------------------------------
Actual tax expense                         $32,364        $32,533        $43,819
================================================================================

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1998 and 1997 are presented below:

(In thousands)                                      1998                   1997
-------------------------------------------------------------------------------
Current deferred tax assets:
   Accounts receivable reserves                 $  2,557               $  2,969
   Difference between book and
      tax basis of inventories                     3,539                  3,882
   Accrued liabilities, not
      deductible until paid                        5,731                  9,141
-------------------------------------------------------------------------------
Total current deferred tax assets                 11,827                 15,992
-------------------------------------------------------------------------------
Long-term deferred tax assets:
   Pensions, other post employment
      benefits and deferred
      compensation                                 9,127                  6,423
   Intangible asset, not
      amortized for tax                            7,344                  7,374
-------------------------------------------------------------------------------
Total long-term deferred tax assets               16,471                 13,797
-------------------------------------------------------------------------------
Long-term deferred tax liabilities:
   Plant and equipment, principally
      due to differences in
      depreciation                               (82,472)               (73,373)
   Deferred charges, principally
      purchase accounting and
      information systems                        (11,715)                (4,110)
   Foreign subsidiaries                           (1,072)                (1,662)
-------------------------------------------------------------------------------
Total long-term deferred
   tax liabilities                               (95,259)               (79,145)
-------------------------------------------------------------------------------
Long-term deferred tax
   liability, net                                (78,788)               (65,348)
-------------------------------------------------------------------------------
Net deferred tax liability                      $(66,961)              $(49,356)
================================================================================

First Brands Corporation and Subsidiaries

     Management of the Company has determined, based on the Company's history of operating earnings and its expected income, that operating income will more likely than not be sufficient to fully utilize these deferred tax assets as they mature.

     The Company has not provided for Federal income taxes on the undistributed income of its international subsidiaries because it is the Company's intention to reinvest such undistributed income. Cumulative undistributed earnings for which no U.S. tax has been provided were $51,403,000, $48,787,000 and $44,921,000 for the years ended June 30, 1998, 1997 and 1996 respectively.

15. Employee Benefits

Retirement Plans

In the U.S., First Brands maintains a non-contributory defined benefit retirement plan ("pension plan") for some employees and a defined contribution pre and post-tax savings plans ("savings plan") for all employees.

     The Company contributes to the savings plan account of each eligible employee. Any regular employee of First Brands or its domestic subsidiaries is eligible to participate in the amended savings plan. The Company matches 50% of employee contributions up to the lower of statutory limits or 3% of base pay. Savings plan expense for the years ended June 30, 1998, 1997 and 1996 totaled $2,442,000, $2,194,000 and $2,028,000, respectively. The Company also maintains a noncontributory profit sharing plan, to which it provides a profit sharing contribution to each eligible employee's account in the savings plan. The contribution is discretionary and is based on the Company's operating performance. The Company's profit sharing contributions are in the form of existing issued and outstanding shares of First Brands Common Stock. The costs associated with the profit sharing plan were approximately $423,000, $445,000 and $730,000 for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

     The pension plan for First Brands in the U.S., and certain of its international subsidiaries provides defined benefits that are based on years of credited service, highest average compensation (as defined) and the primary social security benefit. Beginning January 2000, in the U.S. the pension plan formula changes to a defined benefit plan based on years of credited service and career average compensation. Pension plan assets primarily consist of corporate equities, as well as corporate and government fixed income obligations. Contributions to the plan are based upon the projected unit credit actuarial cost funding method and are limited to amounts that are currently deductible for tax purposes. Prior service costs are amortized on a straight-line basis over the average remaining service period for active plan participants.

     The Company's U.S. early retirement program (see Note 3) resulted in a special actuarial termination charge of $1,400,000 for fiscal 1997. This charge was increased by an additional $28,000 during fiscal 1998 to reflect actual participation in the early retirement program. The Company's Canadian subsidiary terminated its defined pension plan and transferred all eligible employees to a new group registered retirement savings plan ("RRSP") which provides essentially the same benefits as the former plan. As a result of the plan termination, the Company recognized a $530,000 curtailment gain during fiscal 1997. Costs associated with the Canadian RRSP were approximately $250,000 for fiscal 1998.

     The following table sets forth the combined domestic and international plans' net pension cost, funded status and amounts recognized in the Company's Consolidated Financial Statements at June 30, 1998, 1997 and 1996:

(In thousands)                               1998           1997           1996
-------------------------------------------------------------------------------
Net pension cost
   included the following
   components:
      Service cost--
         benefits earned
         during the period                $ 3,229        $ 3,275        $ 3,455
      Interest cost on
         projected benefit
         obligations                        6,307          6,177          4,984
      Actual return on plan
         assets                            (6,724)        (6,898)        (6,838)
      Net amortization and
         deferral                            (797)          (816)           (81)
      Cost of Special
         termination benefit                   28          1,400             --
      Curtailment (gain)                       --           (530)            --
--------------------------------------------------------------------------------
                                          $ 2,043        $ 2,608        $ 1,520
================================================================================

First Brands Corporation and Subsidiaries

(In thousands)                                         1998                 1997
--------------------------------------------------------------------------------
Reconciliation of funded status:
   Vested accumulated benefit
      obligation                                   $ 74,250             $ 57,755
   Non-vested accumulated benefit
      obligation                                      8,104                6,753
--------------------------------------------------------------------------------
   Accumulated benefit obligation                    82,354               64,508
   Additional liability based on
      projected compensation                         14,793               18,251
--------------------------------------------------------------------------------
   Projected benefit obligation                      97,147               82,759
   Fair value of plan assets                         89,489               80,375
--------------------------------------------------------------------------------
   Plan assets less than projected
      benefit obligation                              7,658                2,384
   Unrecognized prior service
      benefit                                         6,940                7,577
   Unrecognized net (loss)                           (3,499)                (407)
--------------------------------------------------------------------------------
   Net pension liability recognized in
      the consolidated balance sheet                 11,099                9,554
================================================================================

     To calculate the expense and liability associated with its pension plans, the Company utilizes the following assumptions:

                                          1998           1997           1996
-----------------------------------------------------------------------------
DOMESTIC
   Discount rate                           7.0%           8.0%           8.0%
   Compensation
      increase rate                        4.0%           4.5%           4.5%
   Expected long-term
      return on plan assets                9.5%           9.5%           9.5%
INTERNATIONAL
   Discount rate                           5.5%      6.0%-8.5%           8.5%
   Compensation
      increase rate                        4.0%      4.0%-5.0%           5.0%
   Expected long-term
      return on plan assets                7.0%      7.5%-8.5%           8.5%
-----------------------------------------------------------------------------

     In the U.S. federal law restricts the amount of benefits that can be paid from a qualified plan. First Brands maintains an unfunded non-qualified plan, the effect of which is to award retirement benefits to all employees on a uniform basis. Expenses associated with this plan were $485,000, $564,000, $297,000 during 1998, 1997 and 1996, respectively.

Postretirement Benefits

The Company provides certain medical and life insurance benefits for retirees and their dependents in the United States. Employees who have reached the age of 55, and have met the Company's minimum service requirements, become eligible for these benefits. The medical and life insurance benefits available are partially contributory in nature, and it is the Company's practice to fund these benefits as incurred. Retirees outside the United States are generally covered by locally sponsored government programs.

     Following is an analysis of postretirement benefit costs for fiscal 1998, 1997 and 1996:

(In thousands)                               1998           1997            1996
--------------------------------------------------------------------------------
Service cost                              $   274        $   370         $   297
Interest cost                               1,371          1,129           1,112
Unrecognized net (gain)                        --            (36)             --
Amortization of prior
   service cost                                92             92              --
Amortization of
   transition obligation                      583            583             583
--------------------------------------------------------------------------------
Net postretirement
   benefit cost                             2,320          2,138           1,992
Cost of special
   termination benefit                        183          1,600              --
--------------------------------------------------------------------------------
                                          $ 2,503        $ 3,738         $ 1,992
================================================================================

     During fiscal 1997, the Company announced an early retirement program (see
Note 3) for which it recorded a special actuarial termination charge of $1,600,000. This charge was increased by an additional $183,000 during fiscal 1998 to reflect actual participation in the early retirement program.

     The Company's accumulated postretirement benefit obligation (the transition obligation) at June 30, 1998 and 1997 is composed of the following components:

(In thousands)                                       1998                   1997
--------------------------------------------------------------------------------
Accumulated postretirement
   benefit obligation:
      Retirees                                   $ 13,551               $  7,926
      Fully eligible active plan
         participants                               1,033                  3,011
      Active plan participants not
         fully eligible                             5,157                  5,770
--------------------------------------------------------------------------------
Total                                              19,741                 16,707
Unrecognized transition obligation                 (8,798)                (9,381)
Unrecognized prior service cost                    (1,140)                (1,232)
Unrecognized gain (loss)                             (115)                 2,202
--------------------------------------------------------------------------------
Accrued unfunded postretirement
   benefit cost                                  $  9,688               $  8,296
================================================================================

     The discount rate used in determining the accumulated postretirement benefit obligation was 7% and 8% for fiscal 1998 and 1997, respectively. The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation was 9.5% in 1998 and is expected to gradually decline .5% per year to an ultimate rate of 5% in fiscal year 2007. A 1% increase in the assumed health care cost trend rate for each year would increase the accumulated

First Brands Corporation and Subsidiaries postretirement benefit obligation as of June 30, 1998 by $670,000 and increase the service and interest cost for 1998 by $62,000.

16. Commitments, Contingencies and Related Parties

Litigation

The Company is subject to various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. Management believes that the ultimate liability, if any, arising from these claims and contingencies is not likely to have a material adverse effect on the Company's annual results of operations or financial condition.

Related Parties

Beginning in January, 1997, Alfred E. Dudley, a Director and former Chairman of the Company, was retained as a consultant. For these services, he was paid a yearly consulting fee of $100,000 in fiscal 1998 and 1997.

     The Company has utilized the services of Lee Hill Incorporated, a marketing services company, of which James R. McManus, a Director of First Brands, was the owner. For fiscal 1998 the total fees paid to Lee Hill Incorporated were $118,000. During September 1997, Mr. McManus sold his interest in Lee Hill.

     The Company believes that each of the related party transactions described above were on terms as fair to the Company as could have been obtained from unaffiliated third parties.

Other

The Company is a party to a contract with Union Carbide that provides for the purchase of a substantial portion of the Company's primary raw material requirements for plastic wrap and bags through December 31, 1999. The pricing provisions in the Company's present supply contracts are designed to be responsive to market conditions of the relevant raw materials.

17. Geographic Segment Data

The following is a summary of net sales, operating profit, and identifiable assets in the United States and internationally in 1998, 1997 and 1996:

(In thousands)                   1998                     1997             1996
-------------------------------------------------------------------------------
Revenues:
   United States          $   972,638              $   954,411      $   932,183
   International              231,032                  165,487          140,839
-------------------------------------------------------------------------------
                          $ 1,203,670              $ 1,119,898      $ 1,073,022
===============================================================================
Operating profit:
   United States          $   118,663              $   130,032      $   135,500
   International               23,493                   15,355           12,513
   Less Corporate
      Expense                 (20,097)                 (20,189)         (19,412)
   Restructuring
      Expense                  (2,700)                 (19,000)              --
--------------------------------------------------------------------------------
                          $   119,359              $   106,198      $   128,601
================================================================================
Identifiable assets:
   United States          $   876,092              $   835,821      $   775,447
   International              184,109                  210,960           85,433
--------------------------------------------------------------------------------
                          $ 1,060,201              $ 1,046,781      $   860,880
================================================================================

     Operating profit reflects net sales less cost of goods sold, selling, general and administrative expenses, amortization and other depreciation and restructuring expenses.

     Included in U.S. revenues are export sales totaling $36,780,000, $42,076,000 and $37,055,000 during the years ended June 30, 1998, 1997 and 1996, respectively. The Company does not believe that it is dependent on any single customer, however, net sales to its largest customer accounted for approximately 12% of total sales for the years ended June 30, 1998, 1997 and 1996.

18. Accounting Pronouncements

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of prior year financial statements is required.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which expands annual financial statement disclosures about operating segments and establishes disclosure requirements concerning a company's products, customers and geographic areas. Selected information about operating segments is also required for interim financial reports issued to shareholders. Financial statement disclosures for prior periods are required to be restated.

     In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amends the disclosure requirements previously established by SFAS No. 87, 88 and 106. The new disclosure requirements are intended to

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First Brands Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)


standardize the reporting of pensions and other postretirement benefits. While SFAS No. 132 does not change the measurement or recognition requirements of those plans, it does require some new information from plan sponsors and allows for the elimination of other information which is no longer considered useful. Restatement of disclosure for earlier periods is required, unless such information is not readily available.

     The Company plans to adopt each of the above pronouncements in its fiscal year beginning July 1, 1998. While the adoption of SFAS No. 130, 131 and 132 will have no impact on First Brands results of operations, cash flows or financial position, the Company is currently evaluating the appropriate format of disclosure for each pronouncement.

19.  Subsequent Event

On July 2, 1998, the Company entered into an agreement to acquire, for approximately $53,000,000, the HANDI WIPES and WASH 'N DRI brands from the Colgate-Palmolive Company. The acquisition, which will be accounted for as a purchase, is expected to be completed during the first quarter of fiscal 1999 and will be financed through borrowings from the Company's revolving credit facility.

20.  Quarterly Financial Data (Unaudited)

Year Ended June 30, 1998

                                            Quarters Ended
                        --------------------------------------------------------
(In thousands, except   Sept. 30,        Dec. 31,        Mar. 31,       June 30,
per share amounts)          1997            1997            1998           1998
--------------------------------------------------------------------------------
Net sales               $269,480        $309,282        $296,414       $328,494
Gross profit              86,285         112,288         105,436        123,791
Income before
   cumulative
   change(a)              12,173          13,307          16,038         10,812
Net income                12,173           6,385          16,038         10,812
Per common
   share:
      Basic
         Income
         before
         cumulative
         change(a)         $0.30           $0.33           $0.41          $0.28
   Net income              $0.30           $0.16           $0.41          $0.28
--------------------------------------------------------------------------------
      Diluted
         Income
         before
         cumulative
         change(a)         $0.30           $0.33           $0.40          $0.27
Net income                 $0.30           $0.16           $0.40          $0.27
================================================================================


Year Ended June 30, 1997
                                            Quarters Ended
                        --------------------------------------------------------
(In thousands, except   Sept. 30,        Dec. 31,        Mar. 31,       June 30,
per share amounts)          1996            1996            1997           1997
--------------------------------------------------------------------------------
Net sales               $255,597        $279,952        $264,886       $319,463
Gross profit              88,189         101,719          96,122        120,182
Income before
   extraordinary
   loss(a)                18,007          15,351          16,054          1,453
Net income                18,007          15,351          15,421          1,453
Per common
   share:
   Basic
      Income
      before
      extraordinary
      loss(a)              $0.44           $0.38           $0.40          $0.04
   Net income              $0.44           $0.38           $0.38          $0.04
--------------------------------------------------------------------------------
   Diluted
      Income
      before
      extraordinary
      loss(a)              $0.43           $0.37           $0.39          $0.04
   Net income              $0.43           $0.37           $0.37          $0.04
================================================================================

(a) The fourth quarter of fiscal 1997 and the second quarter of fiscal 1998, include a $19,000 and $2,700 charge for restructuring expenses, respectively.

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